

Mailstop 3561

March 22, 2017

Robert S. Purgason
Chief Executive Officer
Kayne Anderson Acquisition Corp.
811 Main Street, 14th Floor
Houston, Texas 77002

  Re: Kayne Anderson Acquisition Corp.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed March 17, 2017
    File No. 333-216514

Dear Mr. Purgason:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management

Director Independence, page 106

1. We note that you expect to add two independent directors sometime after the completion of your initial public offering and that you will not have a majority of independent directors and will not have an audit committee consisting entirely of independent directors for up to a year following your initial public offering. Please revise your prospectus summary to include more prominent disclosures concerning these facts. Additionally, please revise your prospectus to include a risk factor discussing the material risks associated with these facts, including any risks associated with the fact that investors will not know at the time of the offering the identities of independent directors that may be responsible for evaluating an initial business combination with a company that is affiliated with Kayne Anderson. Please refer to Item 503 of Regulation S-K.

Please contact Danilo Castelli, Attorney Advisor, at (202) 551-6521, Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Stuart Neuhauser, Esq., Ellenoff Grossman & Schole, LLP